FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 9, 2006

Suite 1560 – 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE SECOND QUARTER RESULTS AUGUST 10TH
Vancouver, BC, July 7, 2006 — Goldcorp Inc. (TSX: G; NYSE: GG) will release second quarter results after market close on Thursday, August 10th, 2006.
Second Quarter Earnings Conference Call:
A conference call will be held Thursday, August 10th at 5:00 p.m. (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3855, or for calls from outside Canada and the U.S. dial (416) 695-6622.
You can listen to a recorded playback of the call after the event until September 10th by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will also be available at www.goldcorp.com.
Goldcorp is the world’s lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas and Australia. The Company does not hedge its gold production.
For further information, please contact:
Melanie Pilon
Director, Investor Relations
Goldcorp Inc. 1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com